Filed Pursuant to Rule 424(b)(3)
File No. 333-149899
CAREY WATERMARK INVESTORS INCORPORATED
Prospectus Supplement No. 1 Dated May 11, 2011
To Prospectus Dated September 22, 2010
     This prospectus supplement (the “Prospectus Supplement”) is part of, and should be read in conjunction with, the prospectus of Carey Watermark Investors Incorporated, dated September 22, 2010 (as amended or supplemented, the “Prospectus”). Unless the context indicates otherwise, the information contained in this Prospectus Supplement supersedes the information contained in the Prospectus. Terms used but not defined in the Prospectus Supplement shall have the meanings given to them in the Prospectus. A copy of the Prospectus will be provided by Carey Watermark Investors Incorporated upon request.
RECENT DEVELOPMENTS
Our Offering
     As detailed in the Prospectus, we are offering up to $1,237,500,000 in shares of our common stock, including $237,500,000 in shares of common stock through our distribution reinvestment plan. As of the date of this Prospectus Supplement No. 1, we have issued 1,919,130 shares of our common stock in connection with our offering raising aggregate gross proceeds of $19,145,155. In addition, we have issued 2,397 shares of common stock ($22,774) pursuant to our distribution reinvestment plan.
Distributions
     Upon subscription proceeds reaching the minimum offering amount of $10,000,000 on March 3, 2011, our board of directors declared a daily distribution of $0.00111111 per share for the first quarter of 2011. This daily distribution was payable to shareholders of record as of the close of business on each day during the first quarter of 2011 and was paid in aggregate on April 15, 2011. Initial shareholders were eligible to accrue distributions beginning March 3, 2011.
     On April 8, 2011, our Board of Directors declared a daily distribution of $0.0010989 per share for the second quarter of 2011. The daily distribution is payable to shareholders of record as of the close of business on each day during the second quarter of 2011 and is to be paid in aggregate on or about July 15, 2011.
New Property Acquisition
The Hotel Maya, a Doubletree by Hilton Hotel; and the Residence Inn by Marriott
     On May 5, 2011, we completed our initial hotel investment. We acquired a 49% interest in a joint venture (the “Venture”) with Ensemble Hotel Partners, LLC (“Ensemble”), the owner of the leasehold interests in two hotels in Long Beach, California. The hotels are as follows:
Hotel Maya — a DoubleTree by Hilton Hotel (the “Hotel Maya”). The Hotel Maya is an upscale urban resort on 12 waterfront acres with 194 guestrooms and a 60-slip marina. The Hotel Maya is a Hilton franchise hotel.
Residence Inn Long Beach Downtown (the “Residence Inn”). The Residence Inn is a 178 unit all-suite extended stay hotel on a three acre waterfront site. The hotel is a Marriott franchise hotel. The Residence Inn is adjacent to the Hotel Maya.
     Our joint venture interest is in the form of a preferred equity interest that carries a cumulative preferential dividend rate of 9.5% per year and is senior to Ensemble’s equity interest. The purchase price for our investment was $43.6 million, which includes our allocable share of the Venture’s debt (as described below)and a $1.1 million acquisition fee payable to our advisor, Carey Lodging Advisors, LLC, and other transaction costs. The Venture’s total capitalization, including partner equity and debt, is approximately $88 million. We funded the purchase price with proceeds from our initial public offering and a $4 million loan from an affiliate of our advisor. The loan bears interest at 30-day LIBOR plus 2.5% and matures on June 6, 2011. We have the right, subject to certain conditions, to increase our ownership in the venture to 50%.
     Both properties are subject to mortgage financing. The financing on the Hotel Maya is a three year, $15 million mortgage that bears interest at 6.5% per year. The financing on the Residence Inn is a 10 year, $32 million mortgage that bears interest at 7.25% per year. The Venture is a guarantor of the mortgage financing on the Hotel Maya. LBHP-Ensemble Partners, LLC, our joint venture partner, has agreed to be responsible for, and has indemnified us regarding, any and all amounts due under the guarantee.
     The ground leases for both hotels are with the City of Long Beach and expire on September 30, 2072 in the case of the Hotel Maya and September 30, 2071 in the case of the Residence Inn. Both ground leases have been prepaid through their terms.
     Ensemble is the managing member of our joint venture partner, LBHP-Ensemble Partners, LLC, and also will continue as the property manager of the Hotel Maya. The Residence Inn will continue to be managed by Residence Inn by Marriott, LLC.
     All brand and trade names, logos or trademarks contained, or referred to, above are the properties of their respective owners.
Management
     The description of “Management — Directors and Executive Officers of the Company” has been revised as follows:
     Effective on September 15, 2010, director nominees Michael G. Medzigian, Trevor P. Bond, Charles S. Henry, Michael D. Johnson, Robert E. Parsons, Jr. and William H. Reynolds, Jr. were elected as directors of Carey Watermark Investors Incorporated. Accordingly, the following two sentences in the first paragraph under the sub-heading, “Directors and Executive Officers of the Company,” on page 54, are hereby deleted:
     “The director nominees will be elected to our board at the time the registration statement of which this prospectus is a part is declared effective. The initial directors will hold office until the next annual meeting of stockholders and until his or her successor has been duly elected and qualified.”
Investment Objectives, Procedures and Policies
     The description of “Investment Objectives, Procedures and Policies — Investment Limitations” has been revised as follows:
     In the first paragraph under the sub-heading, Investment Limitations, on page 89, the sentence “These limitations cannot be changed unless the charter is amended, which requires the approval of the stockholders.” is deleted, and the following sentence is added to replace it:
     “Our charter places numerous limitations on us with respect to the manner in which we may invest our funds or issue securities.”